Exhibit 99(cc)

[Letter to Registered holders of IES shares]

[MidAmerican Energy letterhead]

August 27, 1996

Dear IES Shareholder:

         You are now voting on an issue that is critical to the future of your investment in IES Industries. As you know, an alternative merger proposal has been offered to IES by MidAmerican Energy, the largest, fastest-growing utility company in Iowa, with 635,000 electric and 600,000 natural gas customers. We believe the MidAmerican proposal to merge with IES is better in every way than the proposed merger of IES with WPL Holdings, Inc. and Interstate Power Company (the "Wisconsin deal"). We urge you to vote against the Wisconsin deal.

         Don't be swayed by IES' attempts to distract you from an honest comparison of the MidAmerican proposal and the Wisconsin deal. We believe that IES doesn't want you to focus on what we believe are the superior fundamentals of our proposal.

                               LOOK AT THE FACTS

FACT: Higher Value. The MidAmerican proposal to merge with IES Industries provides you two options, an exchange of stock for 2.346 MidAmerican shares for each IES share (a $37.83 value based on August 23, 1996 closing prices) or $39.00 per share in cash.* In contrast, the proposed Wisconsin deal offers a value of only $34.91 per IES share, based upon a 1.14 exchange ratio at August 23, 1996 closing stock prices.

FACT: Choice. Shareholders can receive all stock if they choose, or exchange their shares for cash.*

FACT: Tax-Free Option. Shareholders who exchange IES shares for MidAmerican stock will receive new MidAmerican shares in a tax-free exchange.

FACT: Higher Dividend. The MidAmerican proposal offers an annual dividend of $2.82 per IES Share - 25% higher than the $2.25 you would receive in the Wisconsin deal. (Of course, if you elect to receive cash for your shares, you will not continue to receive dividends). In fact, until MidAmerican made its offer, the Wisconsin deal included a dividend cut for IES shareholders.

FACT: Secure Dividend. For the twelve months ending June 30, 1996, MidAmerican's earnings exceeded its dividend by more than 18%. What's more, the savings we expect from a MidAmerican-IES merger will more than offset the cost of any new debt we may take on to accomplish that merger.

* If holders of more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. If you get a combination of cash and stock, the stock portion will be entirely tax-free.

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FACT:  Financially  Strong Company.  MidAmerican Energy has "A+" credit rating from Standard & Poor's. That's higher than IES' current S&P rating. Furthermore, we intend to pay down debt after the merger. MidAmerican has over $800 million in non-core assets that we're looking to redeploy into core energy and communications businesses, including the proposed merger with IES.

FACT: Rapid Transaction Closing. In the last five years, MidAmerican has completed two similar mergers in less than twelve months, and we believe this transaction can be completed in the same time frame. In fact, MidAmerican has already filed its approval application with the Federal Energy Regulatory Commission. MidAmerican strongly believes that we can complete this transaction as early as the Wisconsin deal-if not earlier.

FACT: Clear Strategy. MidAmerican intends to become a major regional energy and communications company. The fact that the combined MidAmerican/IES would have a combined 41% holding in McLeod, Inc., a $1.2 billion publicly-traded telecommunications company, is evidence of our intent.

            VOTE AGAINST THE WISCONSIN DEAL - TIME IS OF THE ESSENCE
                           The MidAmerican Proposal:
                                  Better Value
                                Better Dividend
                                Better Strategy

To support the MidAmerican proposal, check the "Against" box, then sign, date and mail the enclosed BLUE proxy today. We urge you NOT to return any green or white proxy sent to you by IES. If you have already returned your IES proxy, you can still change your vote. Only the latest-dated proxy will count. Time is of the essence, so please act today.

Sincerely,


RUSSELL E. CHRISTIANSEN                   STANLEY J. BRIGHT
Chairman of the Board                     President and Chief Executive Officer

                                   IMPORTANT

If your IES shares are held in your name, please sign, date and mail the enclosed BLUE proxy card today. If your shares are held in the name of a brokerage firm, only your broker can vote your shares and only upon receipt of your specific instructions. Please call and instruct your broker to execute a BLUE prosy card on your behalf. You should also promptly sign, date and mail your BLUE card when you receive it from your broker. Please do so for each separate account you maintain.

If you have any questions or need assistance in voting your shares, please call D.F. King & Co., at (212) 269-5550 or MidAmerican toll free at 1-888-776-4692.

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         FOR THE  INFORMATION OF IES  SHAREHOLDERS:  Please be advised that each proxy card that you have received or will receive from MidAmerican is a card with which you can vote (i) shares of IES Common Stock registered in your name, if any, and (ii) shares of IES Common Stock owned by you as a participant in each of the following Company Plans: the IES Dividend Reinvestment and Stock Purchase Plan, IES Employee Stock Purchase Plan, and the IES Bonus Stock Ownership Plan, if any.

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the soliciation of proxies against the Proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.